The Needle Capital Corp.
(A Capital Pool Corporation)
Condensed Interim Financial Statements
For the three months ended September 30, 2017
(expressed in Canadian dollars)
(Unaudited)

The Needle Capital Corp.
Condensed Interim Statement of Financial Position
As at:

	September 30,	June 30,
	2017	2017
	(Unaudited)	(Audited)

Assets
Current
Cash	$367,454	$176,369
Deferred financing costs (Note 4)	-	56,500
Total assets	$367,454	$232,869

Liabilities
Current
Accounts payable and accruals	$4,000	$29,500

Shareholders' Equity
Share capital (Note 4)	$385,600	$210,000
Contributed surplus	74,000	-
Deficit	(96,146)	(6,631)
Total shareholders’ equity	$363,454	$203,369
Total liabilities and shareholders’ equity	$367,454	$232,869

Approved on behalf of the Board

“Signed”	“Signed”
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements

The Needle Capital Corp.
Condensed Interim Statement of Loss and Comprehensive Loss
For the three month periods ended September 30,
(Unaudited)

	2017	2016
Expenses
Professional fees	$22,015	$-
Stock-based compensation (Note 4)	57,000	-
Filing and communication fees	10,500	-
Net loss and comprehensive loss	$89,515	$-

Loss per share	(0.8)	-

Weighted average number of shares – basic and diluted (Note 4)	500,000	-

The accompanying notes are an integral part of these condensed interim financial statements

The Needle Capital Corp.
Condensed Interim Statement of Changes in Shareholders’ Equity
For the three month periods ended September 30, 2017 and 2016
(Unaudited)

	Share	Contributed		Shareholders’
	Capital	Surplus	Deficit	Equity
	($)	($)	($)	($)
As at June 30, 2016	-	-	-	-
Share issuance (Note 4)	210,000	-	(6,631)	203,369
Share issuance	184,660	-	-	184,660
As at September 30, 2016	184,660	-	-	184,660
As at June 30, 2017	210,000	-	(6,631)	203,369
Share issuance (Note 4)	192,600	-	-	192,600
Agent warrants (Note 4)	(17,000)	17,000	-	-
Option issuance (Note 4)	-	57,000	-	57,000
Net loss for the period	-	-	(89,515)	(89,515)
As at September 30, 2017	385,600	74,000	(96,146)	363,454

The accompanying notes are an integral part of these condensed interim financial statements

The Needle Capital Corp.
Condensed Interim Statement of Cash Flows
For the three month periods ended September 30,
(unaudited)

Cash provided by the following activities:
Operating activities	2016	2017
Net loss	$-	$(89,515)
Stock-based compensation	-	57,000
Change in non-cash working capital:
Accounts payable and accruals	$-	$(25,500)
Cash flows used in operating activities	-	(58,015)
Financing activities
Issuance of common shares (Note 4)	$184,660	$249,100
Cash flows provided by financing activities	184,660	249,100
Increase in cash resources	184,660	191,085
Cash resources, beginning of period	-	176,369
Cash resources, end of period	$184,660	$367,454

The accompanying notes are an integral part of these condensed interim financial statements

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three month periods ended September 30, 2017
(Unaudited)

1.	Incorporation and operations

The Needle Capital Corp. (the "Company") was incorporated on June 1, 2016 by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta). The Company is classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The principal business of the Company is to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein by completing a purchase transaction, by exercising of an option or by any concomitant transaction. The purpose of such an acquisition is to satisfy the related conditions of a qualifying transaction under the Exchange rules.

The head office and registered office of the Company is located at 1900, 520 – 3rd Street SW, Calgary, Alberta.

The Company issued 4,200,000 common shares for an amount of $210,000 and on June 16, 2017 the Company’s prospectus for an Initial Public Offering (“IPO”) of the Company’s common shares was receipted by the regulatory authorities. The IPO closed on September 15, 2017 and a total of 3,000,000 common shares were issued at a price of $0.10 per common share. The Company’s shares commenced trading on September 15, 2017 under the symbol NEDL.P.

Where an acquisition or participation is warranted, additional funding may be required. The ability of the Company to fund its potential future operations and commitments is dependent upon the ability of the Company to obtain additional financing.

There is no assurance that the Company will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the Company's shares from trading.

2.	Basis of preparation

Statement of compliance

The condensed interim financial statements for the period ended September 30, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), including IAS 34 Interim Financial Reporting. These condensed interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the Company’s June 30, 2017 annual audited financial statements.

These condensed interim financial statements were authorized for issue in accordance with a resolution of the board of directors on November 29, 2017.

Basis of measurement

These condensed interim financial statements are stated in Canadian dollars and were prepared on a going concern basis, under the historical cost convention.

Functional and presentation currency

These condensed interim financial statements are presented in Canadian dollars, which is the Company’s functional currency.

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three month periods ended September 30, 2017
(Unaudited)

3.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as the financial statements for the year ended June 30, 2017.

Significant accounting estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Estimates

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are:

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Judgements

The key areas of judgment that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are:

Taxes

The Company recognizes deferred tax assets to the extent that it is probable that future taxable profits will be available to utilize the Company’s deductible temporary differences which are based on management’s judgement on the degree of future taxable profits. To the extent that future taxable profits differ significantly from the estimates impacts the amount of the deferred tax assets management judges is probable.

Financial instruments

The Company is required to classify its various financial instruments into certain categories for the financial instruments’ initial and subsequent measurement. This classification is based on management’s judgement as to the purpose of the financial instrument and to which category is most applicable.

Stock options

The Company records stock-based payments based on management’s judgement of highly subjective assumptions including the expected exercise date of options, which is impacted by the timing of completion of the Qualifying Transaction, and price volatility.

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three month periods ended September 30, 2017
(Unaudited)

4.	Share capital

Authorized:

Unlimited number of Common Shares, without nominal or par value
Unlimited number of non-voting Preferred shares issuable in series

Issued: Common Shares

	Number of
	Shares	$
At incorporation	-	-
Issued for cash (i)	4,200,000	210,000
As at June 30, 2017	4,200,000	210,000
Issued for cash (ii)	3,000,000	300,000
Share issue costs	-	(124,400)
As at September 30, 2017	7,200,000	385,600

(i)

The Company issued 4,200,000 Common Shares to directors of the Company at a price of $0.05 per share. All 4,200,000 Common Shares are subject to an escrow agreement. These 4,200,000 Common Shares, which are considered contingently issuable until the Company completes a Qualifying Transaction, are not considered to be outstanding for the purpose of the loss per share calculation.

(ii)

During the period ended September 30, 2017, the Company completed its initial public offering and raised gross proceeds of $300,000 through the issuance of 3,000,000 Common Shares at a price of $0.10 per share. Included in share issuance costs is $56,500 relating to the June 30, 2017 deferred costs balance.

The Company granted warrants to the agent (the “Agent’s Warrants”) which entitles the Agent to purchase in aggregate up to 300,000 Common Shares at an exercise price $0.10 per Common Share. The Agent’s Warrants will expire 24 months from the date the Common Shares were listed on the Exchange. The Agent also received a cash commission equal to 10% of the gross proceeds of the Offering, a corporate finance fee of $10,000 and was reimbursed for its legal fees and reasonable expenses. The value of the Agent Warrants is $17,000 as determined by the Black-Scholes option pricing model, and has been recorded as share issue costs.

Escrow

The Company has issued 4,200,000 Common Shares subject to an escrow agreement whereby 10% of the shares will be released upon completion and approval of the Company’s qualifying transaction. An additional 15% of the escrowed Common shares will be released on each six month anniversary thereafter unless otherwise permitted by the Exchange. Common Shares issued upon the exercise of options held by officers and directors are subject to the same escrow conditions. Common Shares issued upon the exercise of the Agent’s options are restricted such that only 50% of the issued shares on exercise of such options may be sold prior to the Company completing a qualifying transaction.

Share-based payments

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed 10% of the issued and outstanding Common Shares. However, other than in connection with a Qualifying Transaction, during the time that the Company is a CPC, the aggregate number of Common Shares issuable upon exercise of all options granted under the Option Plan shall not exceed 10% of the Common Shares of the Company issued and outstanding at the closing of the Company's initial public offering. Such options will be exercisable for a period of up to five years from the date of grant and vest immediately.

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three month periods ended September 30, 2017
(Unaudited)

4.	Share capital (continued)

		Weighted average
	Number of options	exercise price
Options	(#)	($)
As at June 30, 2017	-	-
Issued to directors and officers	720,000	0.10
As at September 30, 2017	720,000	0.10

	Number	Weighted average
	of warrants	exercise price
Warrants	(#)	($)
As at June 30, 2017	-	-
Issued to agents	300,000	0.10
As at September 30, 2017	300,000	0.10

The Black-Scholes option pricing model was used to estimate the fair value of options and warrants on the date of grant using the following assumptions:

		Risk-
		free		Expected
		interest	Expected	dividend	Expected	Forfeiture
	Expiry	rate	life	yield	volatility	Rate
	(year)	(%)	(years)	(%)	(%)	(%)

Directors and officers	2022	1.80	5.0	0.0	110	0.0

Agent warrants	2019	0.58	2.0	0.0	110	0.0

The fair value of the options granted to directors and officers of $57,000 is included in share-based payment expense on the statement of net loss and comprehensive loss.

5.	Related party transactions

Key management compensation during the three months ended September 30, 2017 was $nil (2016 - $nil).

During the three months ended September 30, 2017 the Company incurred approximately $36,700 in legal fees for services in relation to the IPO and other general matters provided by a law firm whose partner is a director of the Company. As at September 30, 2017 $nil is owing to this law firm.

Transactions with related parties are incurred in the normal course of business.

6.	Capital disclosures

The Company’s capital consists of share capital. The Company’s objective for managing capital is to maintain sufficient capital to identify, evaluate and complete an acquisition or other transaction as disclosed in Note 1.

The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Needle Capital Corp.
Notes to the Condensed Interim Financial Statements
For the three month periods ended September 30, 2017
(Unaudited)

6.	Capital disclosures (continued)

The Company’s objectives when managing capital are:

i.	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and,

ii.	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at period-end.

7.	Financial instruments

The Company, as part of its operations, carries financial instruments consisting of cash and accounts payable and accruals. It is management's opinion that the Company is not exposed to significant credit, interest, or currency risks arising from these financial instruments except as otherwise disclosed.

Fair value

Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act. The Company classifies the fair value of the financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1:	Fair value measurements are those derived from quoted prices (unadjusted) in the active market for identical assets or liabilities.

Level 2:	Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3:	Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of cash is determined on level 1 inputs. The carrying amount of cash and account payable and accruals approximates its fair value due to the short-term maturities of these items.

Credit Risk

Credit risk is the risk of loss associated with the counterparty's inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2017, the Company had a cash balance of $367,454 to settle liabilities of $4,000.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company has no market risks.